ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 29, 2013

VIA FEDEX AND EDGAR

Re:	Party City Holdings Inc.
Registration Statement on Form S-4
Filed June 21, 2013
File No. 333-189513

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549-4720

Attn:	Mara L. Ransom, Assistant Director
Lisa Kohl, Staff Attorney

Ladies and Gentlemen:

On behalf of Party City Holdings Inc., a Delaware corporation (the “Company”), we are writing in response to the comment letter, dated July 19, 2013 (the “Comment Letter”), of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-4 (File No. 333-189513) (the “Registration Statement”). Concurrently herewith, the Company has filed Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) incorporating the revisions described in this letter. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter and are based upon information provided to Ropes & Gray LLP by the Company.

For the convenience of the Staff’s review, we have set forth the Staff’s comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments refer to the Registration Statement, as initially filed. Page numbers and other similar references used in the Company’s responses refer to Amendment No. 1, unless otherwise noted.

General

1.

We note that you are registering the 8.875% Senior Notes due 2020 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and

Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations included in the Morgan Stanley and Sherman & Sterling no-action letters.

Response to Comment 1:

Based on the Staff’s comment, the Company has filed the requested letter concurrently with the filing of Amendment No.1, stating that the Company is relying on the Commission’s position enunciated in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) and including the representations contained in the Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and the Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

2.	We note your disclosure on page 112 that the notes being registered will be “fully and unconditionally guaranteed.” Please provide us with your analysis as to how the subsidiary guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. Specifically, please tell us how such guarantees constitute full and unconditional guarantees given that the terms of the indenture allow for the release of such guarantees under certain circumstances. In your analysis, please focus on the release provisions cited in Sections 10.02(b)(i)(a)(y) and 10.02(b)(i)(d) of the Indenture filed as Exhibit 4.1.

Response to Comment 2:

The terms of the guarantees are specified in Article 10 of the Indenture filed as Exhibit 4.1. Each of the subsidiary guarantees is intended to be “full and unconditional” for purposes of Rule 3-10(h)(2) of Regulation S-X. Rule 3-10(h)(2) requires that “when an issuer of a guaranteed security has failed to make a scheduled payment, the guarantor is obligated to make the scheduled payment immediately and, if it doesn’t, any holder of the guaranteed security may immediately bring suit directly against the guarantor for payment of all amounts due and payable.” This concept is further explained in the adopting release for Rule 3-10 of Regulation S-X, which makes clear that a guarantee can be full and unconditional even if it includes a savings clause related to bankruptcy or fraudulent conveyance, and specifically states that the full and unconditional status would not be defeated if the guarantee provides that it is enforceable “to the fullest extent permitted by law.” In addition, Section 2510.5 of the Financial Reporting Manual of the Division of Corporate Finance (the “FRM”) notes that registrants may rely on Rule 3-10 of Regulation S-X when the guarantee may be automatically released under customary circumstances. Section 2510.5 of the FRM identified six guarantee release provisions that are considered customary circumstances, although the list is not exhaustive.

The Company supplementally advises the Staff that Section 10.02 of the Indenture contains customary release provisions for the subsidiary guarantors. These release provisions include (i) the sale, exchange, disposition or transfer (by consolidation, merger or otherwise) of the capital stock of the subsidiary guarantor or all or substantially all of its assets, (ii) the release, discharge or termination of the guarantee by the subsidiary guarantor of the other indebtedness which resulted in the creation of such guarantee under the Indenture, (iii) the permitted designation of a subsidiary guarantor as an “Unrestricted Subsidiary,” (iv) the consolidation or merger of a subsidiary guarantor with and into the Company or another subsidiary guarantor or upon liquidation of a subsidiary guarantor following the transfer of all its assets to the Company or another subsidiary guarantor or (v) the legal defeasance, covenant defeasance or satisfaction and discharge of the Indenture. The Company believes that these release provisions are customary in indentures governing notes of the type covered by the Indenture and are all of the type identified in the guidance set forth in Section 2510.5 of the FRM.

In response to the Staff’s comments to specifically address the release provisions cited in Sections 10.02(b)(i)(a)(y) and 10.02(b)(i)(d) of the Indenture, the Company notes that Section 10.02(b)(i)(a)(y) provides for a subsidiary guarantor’s automatic and unconditional release upon “any sale, exchange, disposition or transfer (including through consolidation, merger or otherwise) of all or substantially all the assets of such Guarantor, which sale, exchange, disposition or transfer in each case is made in compliance with Section 4.06(a)(i) and (ii).” The sale, exchange, disposition or transfer of all or substantially all of the assets of a subsidiary guarantor would render the guarantee unnecessary since the subsidiary has no ability to pay on its guarantee. The Company respectfully submits that Section 2510.5 of the FRM recognizes that customary guarantee release provisions include that the “the subsidiary is sold or sells all of its assets.”

Section 10.02(b)(i)(d) of the Indenture provides for a subsidiary guarantor’s automatic and unconditional release “upon the consolidation or merger of any Guarantor with and into the Issuer or another Guarantor that is the surviving Person in such consolidation or merger, or upon the liquidation of such Guarantor following the transfer of all of its assets to the Issuer or another Guarantor.” The Company respectfully submits that Section 2510.5 of the FRM recognizes that customary guarantee release provisions include that “the subsidiary is sold or sells all of its assets.” In addition, upon the occurrence of the events contemplated in Section 10.02(b)(i)(d) of the Indenture, the totality of the guarantees remains unchanged and they would remain full and unconditional.

While the Company believes that the nature of these automatic release provisions is customary and understood by investors and has disclosed these automatic release provisions in the Registration Statement, the Company has, in response to the Staff’s comment, included the following additional disclosure on page 117 in Amendment No. 1 to clearly indicate that the subsidiary guarantees may be automatic released (additional disclosure in bold and italics).

Revised Disclosure:

The Guarantors, as primary obligors and not merely as sureties, do jointly and severally irrevocably and unconditionally guarantee, subject to customary automatic release provisions described below, on a senior unsecured basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest on or Additional Interest, if any, in respect of the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

3.	We note your disclosure in Note 13—Condensed Consolidating Financial Information beginning on page F-69. The guarantors included in the “PCHI and Combined Guarantors” column on page F-71 do not appear to include all subsidiary guarantors identified in the Table of Additional Registrant Guarantors which follows the cover page of the registration statement. Specifically, it appears this column excludes iParty Corp. and iParty Retail Stores Corp. Please advise us how you believe you are in compliance with Rule 3-10 of Regulation S-X. Please refer to Rule 3-10(f)(4)(ii) of Regulation S-X.

Response to Comment 3:

Based on the Staff’s comment, the Company has modified the listing of guarantor and non-guarantor subsidiaries on pages F-43 and F-44. The Company notes that since iParty Corp. and iParty Retail Stores Corp. were acquired by the Company in May 2013, such entities were not included in either the December 31, 2012 or March 31, 2013 “PCHI and Combined Guarantors” column of the respective Condensed Consolidating Financial Information footnote. Additionally, the Company notes that Delights Limited and Party Delights Ltd. are not included in the December 31, 2012 “Combined Non-Guarantors” column of the Condensed Consolidating Financial Information footnote as such entities were not acquired until March 2013. Each of iParty Corp, iParty Retail Stores Corp., Delights Limited and Party Delights Ltd. are included in the June 30, 2013 “PCHI and Combined Guarantors” column or “Combined Non-Guarantors” column, as applicable, of the Condensed Consolidating Financial Information footnote beginning on page F-74. Since Delights Limited and Party Delights Ltd. are foreign subsidiaries, they are not required to guarantee the notes offered pursuant to the Registration Statement and, as such, are not identified as subsidiary guarantors in the “Table of Additional Registrant Guarantors” which follows the cover page of the Registration Statement.

Cautionary Disclosure Regarding Forward-Looking Statements, page ii

4.	We note your statement that “[you] caution [investors] against relying on any forward-looking statements.” Please revise this statement to avoid the implication that investors are not entitled to rely upon the disclosure contained in your prospectus.

Response to Comment 4:

Based on the Staff’s comment, the Company has revised the Registration Statement on page ii to exclude the statement cautioning investors from relying on any forward-looking statement.

Prospectus Summary, page 1

5.	Please include in this section the disclosure required by Item 3(f) of Form S-4.

Response to Comment 5:

Based on the Staff’s comment, the Company has revised the Registration Statement beginning on page 13 to include summary historical consolidated financial information in the prospectus summary.

6.	Please balance the disclosure in the Summary by addressing the risks, if any, associated with servicing your long-term debt obligations and lease obligations.

Response to Comment 6:

Based on the Staff’s comment, the Company has revised the Registration Statement beginning on page 3 to include disclosure related to the risks associated with servicing the Company’s long-term debt obligations and lease obligations.

Our Company, page 1

7.	Please disclose the measure or measures by which you believe you are the largest U.S. retailer of party supplies.

Response to Comment 7:

Based on the Staff’s comment, the Company is providing supplemental materials to support the Company’s belief that it is the largest U.S. retailer of party supplies. In addition, the Company notes that it is not only a U.S. retailer of party supplies but also a wholesaler of party supplies, which provides the Company with insight into the retail landscape of the industry. Based on the supplemental materials provided to the Commission and its knowledge of the industry through its wholesale operations, the Company believes that it is the largest U.S. retailer of party supplies.

Industry Overview, page 2

8.	Please disclose whether the following statements are based upon management’s belief, industry data, reports or articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis for such belief. If the statement is based upon industry data, reports or articles or any other source, please supplementally provide copies of such source materials to us, appropriately marked to highlight the sections relied upon. Please revise any similar statements in the Business section.

•	Your statement on page 2 that the retail party goods industry is a $10 billion industry.

•

Your statement on page 2 that the Halloween market represents a $6 billion retail opportunity. Please also clarify whether the Halloween market is distinct from the $10 billion retail party goods industry to which you also refer.

•	The statement on page 3 that “[t]he party superstore has emerged as a preferred destination for party goods shoppers . . . .”

Response to Comment 8:

Based on the Staff’s comment, the Company is providing supplemental materials with appropriate markings for the statement on page 2 that the retail party goods industry is a $10 billion industry, for the statement on page 2 that the Halloween market represents a $6 billion retail opportunity and for the statement on page 3 that the party superstore has emerged as a preferred destination for party goods shoppers.

Our Sponsors, page 3

9.	Please disclose in this section the fact that the Sponsors may have interests that conflict with those of the note holders and that the Sponsors may pursue acquisitions, divestitures, financing or other transactions that are attractive to the Sponsors but that may involve risks to the note holders, as you disclose in the risk factor beginning on page 18.

Response to Comment 9:

Based on the Staff’s comment, the Company has revised the Registration Statement on page 4 to disclose the fact that the Sponsors may have interests that conflict with those of the note holders and that the Sponsors may pursue acquisitions, divestitures, financing or other transactions that are attractive to the Sponsors but that may involve risks to the note holders.

Risk Factors, page 12

10.	Please delete from the introductory paragraph the statements that “[a]dditional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business or results of operations in the future.” All material risks should be described. If risks are not deemed material or are not currently known, you should not reference them.

Response to Comment 10:

Based on the Staff’s comment, the Company has revised the Registration Statement on page 17 by deleting from the introductory paragraph the statements that “[a]dditional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business or results of operations in the future.”

Risks Related to Our Indebtedness and the Exchange Notes, page 12

Restrictions imposed by the indenture governing the notes, page 13

11.	Please disclose the minimum fixed charge coverage ratio covenant to which you refer on page 14, with a view to providing note holders with information regarding the amount of room you have under the covenant.

Response to Comment 11:

The Company advises the Staff that it is not required to be in compliance with the fixed charge coverage ratio covenant on an ongoing basis. Rather, the Company is required to be in compliance with the covenant at the time of specified events, including certain types of acquisitions. The Company has revised the disclosure on page 19 to clarify the relevance of the covenant and to provide note holders with information regarding the amount of room under the covenant at June 30, 2013.

We may not be able to repurchase the exchange notes, page 17

12.	Please briefly describe the “specific kinds of change in control events” to which you refer in this risk factor.

Response to Comment 12:

Based on the Staff’s comment, the Company has revised the Registration Statement on page 22 to describe the specific kinds of change in control events referred to in the risk factor “We may not be able to repurchase the exchange notes upon a change in control.” The Company also included a cross reference to the relevant section of the Registration Statement which describes in greater detail the Company’s requirement to repurchase the exchange notes upon a change of control.

Risks Relating to Our Business and Our Industry, page 20

Our business may be adversely affected by fluctuations in commodity prices, page 20

13.	Please revise this risk factor, or include a separate risk factor, to discuss the “temporary helium shortage” to which you refer on page 56. Please briefly describe the shortage and the reason(s) that you believe the shortage to be temporary. Please also disclose the impact of the temporary helium shortage on your results of operations.

Response to Comment 13:

Based on the Staff’s comment, the Company has revised the Registration Statement on page 25 by including a risk factor to describe the helium shortage, the reasons the Company believes the shortage to be temporary and the impact of the temporary helium shortage on the Company’s results of operations.

The Exchange Offer, page 28

Terms of the Exchange Offer, page 29

14.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). In this regard, please confirm that the offer will be open at least through midnight on the twentieth business day. Please refer to Rule 14d-1(g)(3). Please also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response to Comment 14:

The Company confirms that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). The Company also confirms that the offer will be open at least through midnight on the twentieth business day. The Company further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Expiration Date; Extensions; Amendments, page 29

15.	We note your statement that you reserve the right to “delay accepting any outstanding notes.” Please clarify the circumstances in which you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response to Comment 15:

The Company informs the Staff that any delay in acceptance of any outstanding notes will only be done in the context of an extension of the exchange offer. The Company has revised the disclosure on page 34 to indicate that that any delay in acceptance of outstanding notes would be due to an extension of the exchange offer. The Company further confirms that any extension will be done in accordance with Rule 14e-1(c).

Selected Historical Consolidated Financial Statements, page 38

16.	Please disclose your cash dividends declared per common share. Refer to Item 301 of Regulation S-K.

Response to Comment 16:

Based on the Staff’s comment, the Company has revised the Registration Statement on page 44 by disclosing the Company’s cash dividends declared per common share. The Company notes that the only year the Company declared a dividend was in fiscal year 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Executive Overview, page 53

Other Factors Affecting Our Results, page 53

17.	We note your disclosure on page 54 regarding the increase in interest expense during 2012. Please quantify the amount of the increase, similar to the way in which you quantify the other factors cited in this section as impacting your results of operations.

Response to Comment 17:

Based on the Staff’s comment, the Company has revised the Registration Statement on page 58 by quantifying the amount of the increase in interest expense during 2012.

Results of Operations, page 55

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012, page 55

Retail, page 56

18.	Please quantify the increase in retail net sales that is attributable, on the one hand, to an increase in transaction count and, on the other, to an increase in average transaction dollar size. Please similarly revise your disclosure for each period for which you present results. Please refer to Item 14 of Form S-4 and Item 303(a)(3)(iii) of Regulation S-K.

Response to Comment 18:

The Company advises the Staff that it has reviewed Item 14 of Form S-4 and Item 303(a)(3)(iii) of Regulation S-K and it believes that its current discussion of period-over-period changes in net sales in its retail segment is sufficient to satisfy the requirements of the Commission. Consistent with many retailers, the Company discloses “comparable store sales.” “Comparable stores sales” represent the percentage increase or decrease in net sales at stores and e-commerce operations that operated during both the current period and the corresponding period of the prior year. For such stores and e-commerce operations, the Company discloses the portion of the percentage change that is attributed to a change in transaction count and the portion that relates to a variance in average transaction dollar size. “Comparable store sales” percentages are disclosed by many retailers and are familiar to users of financial statements for retail companies. Due to store openings, store closings, acquisitions and dispositions, the Company believes that attributing the entire net sales variance to either a change in transaction count or a change in average transaction dollar size is not meaningful. Instead, the Company discloses the net change in the number of stores from period to period, as well as the dollar impact of acquisitions and dispositions. Further, the Company’s temporary Halloween City stores, which operate only during the Halloween selling season, often move from location to location and therefore providing a change in transaction count and average transaction dollar size for such operations is not meaningful. Instead, the Company discloses the total change in Halloween City net sales and, as necessary, provides commentary on factors attributable to the variance.

19.	Please also include in this section your e-commerce sales for the quarter ended March 31, 2012.

Response to Comment 19:

Based on the Staff’s comment, the Company has revised the Registration Statement on page 60 by including e-commerce sales for the six months ended June 30, 2013. Additionally, the Company has disclosed e-commerce sales for fiscal year 2011 on page 64 and e-commerce sales for fiscal year 2010 on page 68.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 59

20.	We note your statements on pages 1 and 50 that your presentation of financial information for the year ended December 31, 2012 combined the results of the predecessor and successor periods and that such combination was performed by mathematical addition and does not comply with GAAP. We further note the presentation of the combined the predecessor and successor results of operations for the year ended December 31, 2012 in selected financial data and on page 55 when discussing your results of operations as compared to the predecessor’s fiscal year 2011. Please amend to remove your presentation of combined results for 2012 as we do not believe it is meaningful or appropriate to merely combine information for the predecessor and successor periods given the change in basis resulting from the Transaction. Instead, you should separately discuss the historical results of the predecessor and the successor periods for 2012. If you believe that a comparison of pro forma results would provide valuable information and possibly a more relevant analysis of trends and changes, we will not object if you wish to augment your analysis of historical results by providing a supplemental analysis comparing the pro forma results of the current year periods to pro forma results for prior periods where the pro forma information is prepared in accordance with the guidance in Article 11 of Regulation S-X. If you choose to present this pro forma analysis, you should explain to your readers how the pro forma presentation was derived, why you believe this presentation to be useful, and any potential risks associated with using such a presentation. Typically the presentation of pro forma statements of operations will be necessary in order to facilitate an understanding of the basis of the information being discussed, unless those same statements are already included in the filing. Please also revise your combined presentation in selected financial data.

Response to Comment 20:

Based on the Staff’s comment, the Company has removed the combined presentation from the “Selected Historical Consolidated Financial Statements” on pages 43 – 47. Additionally, the Company has revised the language on pages 63 – 67 of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to focus on the predecessor and successor periods individually, as opposed to combined results. The Company notes that the change in basis resulting from the Transactions did not impact net sales, royalties and franchise fees or retail operating expenses and, for those line items, the Company believes that comparing full-year 2012 results to full-year 2011 results is more meaningful. However, for all other line items, to the extent that the change in basis had a material impact on the Company’s results during the successor period, the Company disclosed such impact.

As a result of the Transactions, the Company applied the acquisition method of accounting and increased the value of its inventory by $89.8 million as of July 28, 2012. Such adjustment increases the Company’s cost of sales as the related inventory is sold. Also, during the application of the acquisition method of accounting, the Company increased the values of certain intangible assets and its property, plant and equipment. The Company is amortizing most of the intangible assets using accelerated patterns based on the discounted cash flows that were used to value such assets. Due to the accelerated impact of the inventory and intangible assets adjustments on the Company’s results of operations, the Company does not believe that pro forma financial statements, assuming that the Transactions occurred on January 1, 2011, would be meaningful to the users of the Company’s financial statements when comparing 2012 results to 2011 results.

Revenues, page 59

Wholesale, page 60

21.	Please quantify the increase in sales to domestic party goods retailers that is attributable, on the one hand, to the higher sales of Christy’s costume line and, on the other, to increased sales of juvenile birthday products, to the extent practicable. Please refer to Item 14 of Form S-4 and Item 303(a)(3)(iii) of Regulation S-K.

Response to Comment 21:

Based on the Staff’s comment, the Company has revised the Registration Statement on page 64 by quantifying the increase in sales to domestic party goods retailers that is attributable, on the one hand, to the higher sales of Christy’s costume line and, on the other, to increased sales of juvenile birthday products.

Critical Accounting Policies, page 70

Long-Lived and Intangible Assets (including Goodwill), page 71

22.	We note that goodwill accounted for approximately 47% of your total assets at December 31, 2012. Given the materiality of your goodwill balance to your financial statements, please tell us whether, at the date of your most recent impairment test, either of your reporting units was at risk of failing step one of the impairment test. If so, please describe to us whether you believe a material impairment charge could be likely and your rationale for such belief. We may have further questions upon review of your response.

Response to Comment 22:

The Company evaluated the goodwill at its retail and wholesale reporting units for impairment as of October 1, 2012. Based on this latest impairment evaluation, neither of the Company’s reporting units was at risk of failing step one of the impairment test mandated by Financial Accounting Standards Board Accounting Standards Codification Topic No. 350, “Intangibles – Goodwill & Other” as both reporting units had fair values significantly in excess of carrying value.

Management, page 93

Executive Officers and Directors, page 93

23.	Please briefly describe the stockholders agreement with the Sponsors to which you refer in the first paragraph and clarify the number of directors that each Sponsor is entitled to select and the duration of the stockholders agreement.

Response to Comment 23:

Based on the Staff’s comment, the Company has described the stockholders agreement with the Sponsors, clarified the number of directors that each Sponsor is entitled to select and the duration of the stockholders agreement on page 111.

Financial Statements, page F-1

24.	Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

Response to Comment 24:

In response to the Staff’s comment, the Company has updated the financial statements and related financial information in this prospectus to comply with Rule 3-12 of Regulation S-X and will update the financial statement and related financial information in accordance with Rule 3-12 of Regulation S-X through the effective date.

Notes to Consolidated Financial Statements, page F-7

Note 1 – Organization, Description of Business and Basis of Presentation, page F-7

25.	Please tell us why you disclose here and in Note 9 that the capital stock amounts in your consolidated financial statements represent the capital stock accounts of PC Topco.

Response to Comment 25:

On July 27, 2012, PC Merger Sub, Inc., a wholly-owned subsidiary of PC Intermediate Holdings, Inc., which is a wholly-owned subsidiary of PC Topco Holdings, Inc., merged into the Company, with the Company being the surviving entity (the “Transaction”). At such time, 100% of PC Topco Holdings, Inc., which was formed in order to effect the

Transaction, was owned by a collaborative group consisting of funds affiliated with Thomas H. Lee Partners, L.P. and Advent International Corporation, and other minority investors. Prior to the Transaction, the Company was owned by Berkshire Partners LLC, Weston Presidio Capital, Advent International Corporation and other minority investors. The consideration paid in connection with the Transaction was funded by a combination of equity and debt financing and reinvestment by certain existing owners. Due to the fact that PC Topco Holdings, Inc. and PC Intermediate Holdings, Inc. are holding companies and have no assets or operations, other than their investments in the Company and its subsidiaries and income from the Company and its subsidiaries, all of the equity proceeds were transferred to the Company. Since PC Topco Holdings, Inc. was created for the sole purpose of effecting the Transaction, has no assets or operations (other than its investment in the Company and its subsidiaries and income from the Company and its subsidiaries), and transferred the equity proceeds to the Company, we believe that it is appropriate to reflect the capital structure of PC Topco Holdings, Inc. in the Company’s financial statements.

26.	Please tell us whether there was any common ownership of the funds affiliated with THL and you prior to July 27, 2012.

Response to Comment 26:

In response to the Staff’s comment, the Company advises the Staff that there was no common ownership of the funds affiliated with THL and the Company prior to July 27, 2012. The Company has clarified this in the disclosure in Note 1 on page F-7.

27.	We note that you are presenting Predecessor and Successor periods in the financial statements, and you indicate that this presentation is due to the acquisition of a majority stake in the Company by funds affiliated with THL. Please tell us the percentage of the Company that was acquired by THL. Please also explain the structure of the acquisition and why acquisition of less than a substantial majority of Party City Holdings Inc. resulted in new basis accounting at the Party City Holdings Inc. level. In this regard, a diagram of the acquisition including identification of predecessor and successor may be helpful to our understanding.

Response to Comment 27:

On July 27, 2012, PC Merger Sub, Inc., a wholly-owned subsidiary of PC Intermediate Holdings, Inc., which is a wholly-owned subsidiary of PC Topco Holdings, Inc., merged into the Company, with the Company being the surviving entity (the “Transaction”). At such time 100% of PC Topco Holdings, Inc., which was formed in order to effect the Transaction, was owned by a collaborative group consisting of funds affiliated with Thomas H. Lee Partners, L.P. (70% ownership), funds affiliated with Advent International Corporation (24% ownership), and other minority investors, including management (6% ownership). Prior to the Transaction, the Company was owned by Berkshire Partners LLC, Weston Presidio Capital, Advent International Corporation and other minority investors, including management. Thomas H. Lee Partners, L.P. did not own any portion of the Company prior to the Transaction.

As 100% of PC Topco Holdings, Inc. was owned by a collaborative group, the structure of the Transaction resulted in a new basis of accounting at the Party City Holdings Inc. level. The Company has revised the disclosure in Note 1 on page F-7.

Note 5 – Acquisitions, page F-15

28.	We note the transaction on July 27, 2012 where THL acquired a majority stake in the Company in a recapitalization transaction. Please address the following:

•

Disclose the context in which you are using the term “recapitalization” in describing the transaction. Note that within the context of accounting, a recapitalization transaction would generally not result in new basis accounting.

Response:

The Company advises the Staff that the term “recapitalization” is not the proper terminology to describe the transaction. The Company has revised the disclosure in Note 5 on page F-15 to properly describe the structure of the transaction.

•	Please explain, with a view toward disclosure, the primary reasons for the business combination and a description of how THL obtained control of the Company.

Response:

The Company advises the Staff that is has revised the disclosure in Note 5 on page F-15 to explain how the collaborative group that owns PC Topco Holdings, Inc. obtained control of the Company.

•

Please provide a reconciliation of the acquisition date fair value of the total consideration transferred to the acquisition date fair value of each major class of consideration. Please ensure that the reconciliation also addresses the purchase price of $2,690 million and the cash transferred of $1,562 million.

Response:

The following is a reconciliation of the acquisition date fair value of the total consideration transferred to the acquisition date fair value of each major class of consideration (amounts in millions):

Purchase price	$2,690.00
plus: the Company’s cash (as defined in the merger agreement):	6.65
plus: the aggregate strike price of vested stock options (see Note 12 on F-26 for further discussion of stock options):	52.08

plus: working capital adjustment (as defined in the merger agreement):	8.54
less: the Company’s debt (as defined in the merger agreement):	(994.51)
less: transaction-related costs of the “Predecessor” company:	(35.63)

Merger consideration to former owners:	$1,727.1

The amount of “cash paid in connection with acquisitions, net of cash acquired” on the Company’s consolidated statement of cash flows, $1,562 million, represents the portion of the merger consideration that was received by the Company’s former owners. The difference between such amount and the merger consideration represents payments to the holders of vested stock options and payments in lieu of dividends on vested stock options (see Note 12 on F-26 for a discussion of the impact of the transaction on stock options and payments in lieu of dividends). Such payments are included in “decrease in accounts payable, accrued expenses and income taxes payable” on the Company’s consolidated statement of cash flows for the period from July 28, 2012 to December 31, 2012. Based on the Staff’s comment, the Company has revised the disclosure in Note 5 on F-15.

•

We note that you received $809.4 million of capital contributions due to the acquisition by THL. Please provide more detail regarding this capital contribution, explain how this amount was accounted for and why, and describe how it relates to the Transaction.

Response:

On July 27, 2012, PC Merger Sub, Inc., a wholly-owned subsidiary of PC Intermediate Holdings, Inc., which is a wholly-owned subsidiary of PC Topco Holdings, Inc., merged into the Company, with the Company being the surviving entity (the “Transaction”). The portion of the Transaction consideration that was funded via equity was $834.0 million. At the time of the Transaction, the Company paid Thomas H. Lee Partners, L.P. and Advent International Corporation a non-recurring $20.0 million fee for certain services that were performed in conjunction with the execution of the Transaction, including the obtaining of new financing. As the amount related to services performed for PC Topco Holdings, Inc. and PC Merger Sub, Inc. prior to the Transaction, such amount was not recorded as expense in the Company’s predecessor financial statements and, instead, was recorded as a reduction to stockholders’ equity in the Company’s consolidated financial statements. Additionally, at the time of the Transaction, the Company paid $4.6 million of third-party costs which had been incurred by PC Topco Holdings, Inc. and PC Merger Sub, Inc. prior to the consummation of the Transaction. Such amount was not recorded as expense in the Company’s predecessor financial statements and, instead, was recorded as a reduction to stockholders’ equity in the Company’s consolidated financial statements. Based on the Staff’s comment, the Company has revised the disclosure of the $20.0 million fee in Note 14 on F-34 and the disclosure of the $4.6 million third-party costs in Note 5 on F-15.

•

We note that you recorded $851 million of goodwill as a result of the Transaction. Please provide a more detailed description of the factors that make up the goodwill recognized as your current disclosure that it is due to the vertically integrated structure is overly broad. In doing so, please revise your disclosure to better explain why THL was willing to pay such a significant premium over the fair value of your net tangible assets and separable intangible assets.

Response:

Goodwill arises due to the Company’s vertically integrated structure as, during 2011, 63.6% of the Company’s Party City branded store sales were products supplied by the Company’s wholesale operations. The vertically integrated structure enhances the Company’s profitability as the Company realizes the wholesale-to-retail margin on a significant portion of its retail sales. However, despite the fact that the Company is realizing the wholesale margin on all sales by its wholesale operations, the Company’s structure limits the values of certain identifiable intangible assets of the wholesale operations as a significant portion of the wholesale business consists of intercompany activity. Specifically, the values that were ascribed to the wholesale operations’ trade names and customer lists and relationships were significantly lower than they would have been if the wholesale business was a stand-alone operation. Also, goodwill arises due to the fact that the purchase price that was paid by the collaborative group reflected the expectation that the Company will continue to increase the percentage of the Company’s retail sales that relate to product supplied by the Company’s wholesale operations. Based on the Staff’s comment, the Company has expanded the disclosure in Note 5 on F-15.

•	Please disclose the total amount of goodwill that is expected to be deductible for tax purposes.

Response:

Based on the Staff’s comment, the Company has disclosed in Note 5 on page F-15 that no goodwill is deductible for tax purposes.

•

Please describe to us your process for identifying acquired separable intangible assets and describe in reasonable detail your methodology, or the methodology used by any third party valuation expert, for valuing such separable intangible assets. Your response should include but not be limited to an explanation of how you valued trade names recorded.

Response:

The Company advises the Staff that the Company, with the assistance of a third party valuation expert, first reviewed the operations of the business in order to find all identifiable intangible assets that arose from contractual or other legal rights or which were separable. The Company identified trade names, copyrights, customer lists and relationships, domain names, franchise agreements and favorable/unfavorable lease agreements. The Company then, with the assistance of the third party valuation expert, ascribed value to such assets. Value was ascribed to the following trade names using a relief from royalty method: Party City, Amscan and Halloween City. As a significant portion of the sales of the Company’s wholesale operations go to the Company’s retail operations, the value of the wholesale business’ Amscan trade name was limited by the Company’s vertically integrated structure. Value was ascribed to the Company’s copyrights using a “cost” approach as the value that a market participant would pay for such assets would be no more than the cost of producing substitute assets with the same utility. The Company determined values for the customer lists and relationships at its wholesale operations through the use of a profit contribution method, which is an “income” approach. The value of such asset was limited due to the Company’s vertically integrated structure. The Company’s franchise agreements and its partycity.com domain name were valued using a multi-period excess earning model, which is an income approach. The fair values of the Company’s leases were determined by comparing contractual lease terms to market rates

Note 14 – Commitments, Contingencies and Related Party Transaction, page F-32

Related Party Transactions, page F-34

29.	We note that you paid THL and Advent a non-recurring $20 million management fee for services performed in conjunction with obtaining new financing and recorded the amount as a reduction to stockholders’ equity. Please tell us why this was recorded as a reduction to stockholders’ equity rather than an expense on your statement of operations.

Response to Comment 29:

On July 27, 2012, PC Merger Sub, Inc., a wholly-owned subsidiary of PC Intermediate Holdings, Inc., which is a wholly-owned subsidiary of PC Topco Holdings, Inc., merged into the Company, with the Company being the surviving entity (the “Transaction”). At the time of the Transaction, the Company paid Thomas H. Lee Partners, L.P. and Advent International Corporation a non-recurring $20 million fee for certain services that were performed in conjunction with the execution of the Transaction, including the obtaining of new financing. As the amount related to services performed for PC Topco Holdings, Inc. and PC Merger Sub, Inc. prior to the Transaction, such amount was not recorded as expense in the Company’s predecessor financial statements and, instead, was recorded as a reduction to stockholders’ equity in the Company’s consolidated financial statements. The Company has revised Note 14 on page F-34.

Note 20 – Condensed Consolidating Financial Information, page F-43

30.	Please reconcile the listing of your guarantor and non-guarantor subsidiaries within this footnote to Exhibit 21 and to the listing of registrant guarantors on the inside facing page of your prospectus. For example, Factory Card & Party Outlet Corp. is listed as a guarantor subsidiary in this footnote but is not included in Exhibit 21, and Amscan Partyartikel GmbH is listed on Exhibit 21 but is not included in this footnote. Similarly, iParty Corp. is listed on the inside facing cover page as a guarantor but not included in this footnote.

Response to Comment 30:

In response to the Staff’s comment, the Company has modified the listing of guarantor and non-guarantor subsidiaries on pages F-43 and F-44. The Company advises the Staff that Factory Card & Party Outlet Corp., Gags & Games, Inc. and PA Acquisition Corporation merged with and into Party City Corporation in December 2012. The Company also advises the Staff that Factory Card Outlet of America Ltd. and Party America Franchising, Inc. were dissolved in December 2012. The Company further advises the Staff that iParty Corp. and iParty Retail Stores Corp. were acquired by the Company in May 2013 and Delights Limited and Party Delights Ltd. were acquired by the Company in March 2013. As a result, these entities were included on Exhibit 21 and, in the case of iParty Corp. and iParty Retail Stores Corp., the listing of registrant guarantors on the inside facing page of the prospectus but were excluded from Note 20 to the Company’s audited financial statements for the year ended December 31, 2012. Since Delights Limited and Party Delights Ltd. are foreign subsidiaries, they are not required to guarantee the notes offered pursuant to the Registration Statement and, as such, are not identified as subsidiary guarantors on the inside facing page of the prospectus.

31.	We note your presentation of the “PCHI and Combined Guarantors” column. Please present separate columns for the parent company and for the subsidiary guarantors on a combined basis. Refer to Rule 3-10(f)(4)(i) and (ii).

Response to Comment 31:

The Company advises that Staff that, other than its investment in its subsidiaries and income from those subsidiaries, the assets, liabilities and expenses at Party City Holdings Inc. principally relate to the Company’s $1,125,000 Term Loan Credit Agreement, 8.875% Senior Notes and $400,000 ABL Credit Agreement. Therefore, the Company does not believe that presenting Party City Holdings Inc. in a separate column would be meaningful to financial statement users. Instead, the Company has added disclosure to Note 20 on page F-44 discussing the activity at Party City Holdings Inc. and stating the footnotes in which financial statement users will find further disclosure of such activity.

Interim Financial Statements, page F-56

32.	Please apply our comments on your annual audited financial statements to your interim financial statements, where applicable.

Response to Comment 32:

In response to the Staff’s comment, the Company advises the Staff that it has applied the Staff’s comments on its annual audited financial statements to the Company’s interim financial statements.

Exhibit Index

Exhibit 5.1 – Opinion of Ropes & Gray LLP

33.	Please have counsel remove as unnecessary the fifth full paragraph on page 2 of the opinion, or advise us as to why counsel believes that such language is necessary. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response to Comment 33:

Based on the Staff’s comment, Ropes & Gray LLP has revised the fifth full paragraph on page 2 of its opinion as follows and has refiled its opinion as Exhibit 5.1 to Amendment No. 1: “Our opinions are also subject to the qualification that broadly worded waivers, waivers of rights to damages or defenses, waivers of unknown or future claims, and waivers of statutory, regulatory or constitutional rights may be limited on public policy or statutory grounds.” Ropes & Gray LLP notes that such qualifications are customary in validity opinions. Ropes & Gray LLP believes such language is appropriate as certain statutes are, by their own terms, not waivable by the parties intended to be protected. For example, Section 29 of the Securities Exchange Act of 1934 provides that “[a]ny condition, stipulation or provision binding any person to waive compliance with any provision of this chapter or of any rule or regulation thereunder, or of any rule of a self-regulatory organization, shall be void.” Additionally, various states also have statutes of limitation on the time for bringing a lawsuit that are non-waivable and waivers of rights to damages or defenses may be found to be against public policy in certain states.

Exhibit 5.2 – Opinion of Gray, Plant, Mooty, Mooty & Bennett, P.A.

34.	Please have counsel remove as inappropriate the following assumptions, or advise us as to why counsel believes they are appropriate:

•

“We have also assumed that there has been no mutual mistake of fact or misunderstanding, nor any fraud, duress, or undue influence; that all parties have complied with any requirements of good faith, fair dealing or conscionability; that there are no agreements or understandings among the parties other than the Indenture, and no prior course of dealing or usage of trade that would define, supplement or qualify the indenture. . . .” (page 2);

•

“With respect to each Minnesota Guarantor, we have assumed that the transactions embodied in the Indenture is with or for the benefit of a related organization, an organization in which such Minnesota Guarantor has a financial interest, or an organization with which such Minnesota Guarantor has a business relationship (each a “Related Organization”), in each case as described in Minnesota Statutes § 302A.501, subdivision 1, and each party whose obligations such Minnesota Guarantor guarantees or that such Minnesota Guarantor otherwise financially assists pursuant to the Indenture is such a Related Organization.” (page 2); and

•

“Our opinions are based upon our review only of those statutes, rules and regulations which, in our experience, are normally applicable to transactions that are similar to the transactions contemplated by the Indenture.” (page 3)

For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19, available on our website.

Response to Comment 34:

Based on the Staff’s comment, Gray, Plant, Mooty, Mooty & Bennett, P.A. has removed the above assumptions and has refiled its opinion as Exhibit 5.2 to Amendment No. 1.

35.	We note counsel’s statement on page 4 that “otherwise, the opinions expressed in this letter may not be circulated, quoted, referred to or relied upon by any other persons without our prior written consent.” Please have counsel remove or revise this language, as note holders are entitled to rely on counsel’s opinion. Please refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

Response to Comment 35:

Based on the Staff’s comment, Gray, Plant, Mooty, Mooty & Bennett, P.A. has included the following sentence in the last paragraph of its opinion” “The holders of the Exchange Notes may rely upon this opinion letter.” Gray, Plant, Mooty, Mooty & Bennett, P.A.’s opinion has been refiled as Exhibit 5.2 to Amendment No. 1.

* * * * *

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at (212) 497-3626.

Best Regards,

/s/ Jay J. Kim

Jay J. Kim

cc:	Party City Holdings Inc.
Michael A. Correale